

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2015

Via E-mail
William E. Siwek
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 280
Scottsdale, AZ 85253

> **Re:** **TPI Composites, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 17, 2015**
> **CIK No. 0001455684**

Dear Mr. Siwek:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. In light of your apparent significant dependence on a single customer and long term supply agreements with that customer and others, we cannot fully review your disclosure until we have had an opportunity to review the terms of those agreements. Please provide copies of those agreements with your next amendment.

Industry and Market Data, page i

2. You include in your prospectus summary and industry section information from third parties indicating projected growth in the blade industry and growth in the outsourcing of wind blade manufacturing. Supplementally provide us with copies of the third-party data that you reference in your prospectus supporting these projected growth rates.

Summary, page 1

3. Your summary includes extensive data and charts about the wind turbine industry, but in some cases, it is not clear how that data is key to an understanding of your business or the offering. Also, additional needed disclosure could serve to reduce the usefulness of this section as a summary. For example, it is not clear how the names of the top 10 industry OEMs aid in an investor's understanding of your business, or what it means when you state that the wind blade industry represents $11 billion in revenues. Consider moving this type of information to a location in your prospectus where you can fully explain its relevance to you or the offering.

4. Refer to the first full paragraph on page 3. Tell us the assumptions underlying your conclusions regarding the onshore wind LCOE and how it compares to combined cycle gas turbines and solar photovalic.

5. Refer to the final bullet point on page 5. Revise to highlight and quantify GE Wind's significance to you.

Implications of Being an Emerging Growth Company, page 8

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 44

7. Provide the estimated amounts to be used in financing your existing manufacturing operations and expansion in existing and new geographies. For instance, we note the projects listed on page 69 that you anticipate will be funded by the use of these proceeds.

Capitalization, page 46

8. We note that you are presenting your capitalization on a pro forma basis to reflect the automatic conversion or redemption of your outstanding convertible and redeemable preferred stock. Please revise to clarify the conditions that must be met in order for automatic conversion or redemption to occur.

Management's Discussion and Analysis, page 52

9. Please explain in more detail how the percentage of the global wind energy market represented by your OEM customers relates to your results or prospects.

Key Metrics Used by Management to Measure Performance, page 56

10. We note that your non-GAAP reconciliation on page 58 creates additional non-GAAP measures, including adjusted cost of goods sold and adjusted gross profit (loss). Please revise your filing to provide the disclosures required by Item 10(e) of Regulation S-K for all non-GAAP measures you present.

11. We note your reconciliation of the non-GAAP financial measures adjusted net sales and adjusted cost of goods sold. You reflect adjustments for sales invoiced but not delivered and unrecognized cost of goods sold related to sales invoiced but not delivered. Please clarify for us how these amounts are calculated. With respect to the adjusted net sales measure, reconcile the adjustment here with the change in deferred revenue for the periods. With respect to the adjusted cost of goods sold measure, reconcile the adjustment here with the change in inventory held for customer orders as shown on pages F-10 and F-31.

12. Further to the above, in addition to adjusting net sales for new sets invoiced and paid in the period but for which revenue was not recognized as described in your disclosures, it appears this adjustment also includes offsetting adjustments for sets for which you recognized revenue in the period, but had previously invoiced and recognized as non-GAAP adjusted net sales in a prior period. Similarly, it appears your adjusted cost of goods sold includes offsetting adjustments for sets for which you recognized the cost in the period, but had previously invoiced and recognized as non-GAAP adjusted cost of goods sold in a prior period. Please revise the filing to disclose these amounts on a gross basis.

Key Operating Metrics, page 59

13. For each of the operating metrics presented, revise your disclosure to explain in greater detail how management uses the metric in evaluating your operations. Also, revise to clearly disclose how each metric relates to your results of operations.

14. We note your disclosure here and on page 56 that the "sets" metric represents the number of wind blade sets *manufactured* worldwide during the period. Separately, we note your disclosure on page 13 that the "sets" metric represents the number of wind blade sets *invoiced* worldwide during the period. Please revise to consistently describe the metric throughout the filing.

15. Explain further how your calculation of estimated megawatts relates, if at all, to statistical data throughout your document about worldwide installed MWs and MW revenues from certain of your customers.

16. We note your presentation of the operating metric "dedicated manufacturing lines" on page 56. In order to provide balance and greater context for this disclosure, please revise

to also disclose either the total number of manufacturing lines or the number of manufacturing lines that are not dedicated to customers under long-term supply agreements.

17.   We note your presentation of the operating metric "estimated megawatts." Please revise the disclosures to discuss the significant assumptions that you have made in connection with the determination of the estimated megawatts of energy capacity. If those assumptions have materially changed from one period to the next, disclose that fact. In this regard, please discuss whether inputs outside of your control, such as the efficiency or effectiveness of wind turbine components not manufactured by you, could impact this metric.

Description of Our Indebtedness, page 70

Senior Financing Agreement, page 70

18.   We note that your credit facility contains certain financial covenants, including minimum adjusted EBITDA, leverage ratio and fixed charge ratio. Additionally, we note that you cannot assure investors that you will be able to maintain the minimum adjusted EBITDA and leverage ratio requirements in the future. Please revise your disclosures to quantify any covenants for which you believe there is a material risk of non-compliance in future periods. Also, disclose the actual amounts for any such covenants as of the most recent period.

Accounts Receivable Financing, page 71

19.   File the $20 million general credit agreement your EMEA segment has with the Turkish financial institution you reference, or advise.

Other Contingencies, page 71

20.   We note that you have identified certain deficiencies and material weaknesses in your internal controls and implemented certain remediation measures. For any material weakness that remains, please also provide a discussion of any plans to address the material weakness, including any additional remediation measures you intend to implement, the length of time you expect the remediation to take and any material costs associated with the remediation plan.

Business, page 86

21.   Explain the measure by which you are the "largest US-based independent manufacturer of composite wind blades."

Certain Relationships and Related Party Transactions, page 114

22.   It appears that you have several related party agreements with GE Wind. Please revise as appropriate or advise. Cross references to responsive disclosure may be appropriate if all required information is provided.

23.   Please ensure that you have disclosed the exercise price for all convertible securities.

Policies and Procedures for Related Party Transactions, page 118

24.   Please reconcile the statement in the first paragraph that you "have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions" with your disclosure on page 114 that you maintain a written policy for all future transactions involving related parties.

Consolidated Statements of Operations, page F-19

25.   We note that you present share-based compensation as a separate line item of your statements of operations. Please revise your filing to remove the share-based compensation line item and instead present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. Refer to SAB Topic 14-F.

Note 1 – Summary of Operations and Significant Accounting Policies, page F-23

(c) Revenue Recognition, page F-24

26.   We note that in certain situations you use your best estimate of the selling price when allocating revenues for your multiple-element arrangements. We further note that your estimate is based on the pricing strategy of the business and considers product configuration, costs, geography, customer type, and other market specific factors. Please describe further how each of these factors are used in determining your best estimate of selling price and include a discussion of the other factors, trends, inputs, techniques or assumptions that are incorporated into your analysis. Also, discuss the general timing of revenue recognition for each significant unit of accounting. Refer to FASB ASC 605-25-50-2.

27.   We note your disclosures on page 53 that you provide certain sales incentives and reductions to your customers. Please explain to us the sales incentives and discounts you provide to your customers. Also, explain to us how you account for each type of incentive offered, citing any authoritative literature upon which you are relying.

28.   We note that in certain circumstances you provide shipping services to your customers. If material, please revise to disclose your accounting policy for the associated shipping

and handling costs. To the extent that shipping and handling costs are significant and not included in cost of sales, revise your footnote to disclose both the amount(s) of such costs and the income statements line item(s) that include shipping and handling. Refer to FASB ASC 605-45-50-2.

Note 17 – Long-Term Debt, Net of Discount, page F-38

29.   We note that the fair value of your working capital loans approximates the face value of the notes due to the short term nature of the loans. Please explain to us how you considered the requirements of FASB ASC paragraphs 825-10-50-10 through 19 regarding your long term debt and other financial instruments.

Note 20 – Commitments and Contingencies, page F-41

30.   We note from your disclosures on page 30 that you are restricted from making distributions from your Chinese operations. Please tell us how you considered the requirements of Rule 4-08(e)(1) of Regulation S-X regarding disclosure of the amount of retained earnings or net income that is restricted or free of restrictions.

Note 22 – Income Taxes, page F-44

31.   We note that you have not provided an income tax provision on your undistributed earnings of your foreign subsidiaries as those earnings are considered to be reinvested indefinitely. Revise to quantify the amount of undistributed foreign earnings for which you have not provided an income tax provision. Refer to FASB ASC 740-30-50-2(b).

32.   We note from your income tax rate reconciliation that you recorded "deferred tax adjustments" in 2013 that had a significant impact on the rate reconciliation. You also present a line item entitled "Other" that also had a significant impact on the rate reconciliation. Revise the disclosures to explain the nature of these adjustments.

Note 24 – Segment Reporting, page F-47

33.   We note your disclosure of total assets by segment which includes your long-lived assets. Please revise to disclose the total expenditures for additions to long-lived assets for each reportable segment in accordance with FASB ASC 280-10-50-25(b).

34.   We note the significance of your sales outside of the United States. Explain to us consideration of the guidance from ASC 280-10-50-41(a) in assessing whether you should disclose revenues attributed to any particular foreign countries. Under the cited guidance, if revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately.

35.   Explain to us how you considered the guidance in FASB ASC 280-10-50-25(b), which requires disclosure of tangible long-lived assets located in your country of domicile and located in all foreign countries.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):   Ryan S. Sansom
                    Goodwin Procter LLP